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Exhibit 8

List of Significant Subsidiaries

The following table lists our significant subsidiaries, as defined in Rule 1-02(w) of Regulation S-X, as at December 31, 2004. The table includes the legal name of the subsidiary, its jurisdiction of incorporation and the percentage of ownership. The table omits certain holding companies.

Legal Name	Jurisdiction	% Ownership
Comunicacion y Telefonia Rural S.A. (CTR),	Chile	96%
SR Telecom USA, Inc.	U.S.A.	100%
SR Telecom SAS	France	100%
TDMA Services Co. Ltd.	Thailand	100%
SR Telecom Pty Ltd.	Australia	100%

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Exhibit 8